

November 12, 2025

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C.  20549

RE:     Roundhill ETF Trust
        Issuer CIK:      0001976517
        Issuer File Number:     333-273052 / 811-23887
        Form Type:     8-A12B
        Filing Date:     November 12, 2025

To Whom It May Concern:

Cboe BZX Exchange, Inc. certifies its approval for listing and registration of the Roundhill Treasury Bond WeeklyPay ETF under the Exchange Act of 1934, subject to effective registration.

Sincerely,

Charles Sullivan
Senior Analyst, Listing Qualifications